OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0056 Expires: August 31, 2009 Estimated average burden hours per response. . . .3.0
Washington, D.C. 20549
Form 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

TRIMAS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	38-2637639 (I.R.S. Employer Identification No.)

39400 Woodward Ave., Suite 130 Bloomfield Hills, MI. (Address of principal executive offices)	48304 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be registered	each class to be registered

Common Stock, $0.01 par value	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant’s Securities to be Registered.

TriMas Corporation (the “Corporation”) is a Delaware corporation. Pursuant to our Fourth Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), we are authorized to issue up to 500,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share.  The number of authorized shares of any of the Common Stock or the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law (“DGCL”) (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefore.

The following description of certain matters relating to our common stock and preferred stock is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and bylaws, which have been filed as exhibits to our Quarterly Report on Form 10-Q for the three months ended June 30, 2009 filed with the U.S. Securities and Exchange Commission on August 5, 2009. See “Item 2. Exhibits.”

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Our credit facilities and the indenture governing our 9 7/8% senior subordinated notes impose restrictions on our ability to pay dividends on common stock. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our Certificate of Incorporation authorizes the Board of Directors, subject to limitations prescribed by law, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights (which may be greater than one vote per share), rights and terms of redemption, sinking fund provisions for the redemption or purchase of the shares and liquidation preference, any or all of which may be greater than the rights of the common stock.  Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

Transfer Agent and Registrar

Registrar and Transfer Company is the registrar and transfer agent of our common stock. The mailing address of Registrar and Transfer Company is 10 Commerce Drive, Cranford, New Jersey  07016.

Item 2. Exhibits

2.1	Fourth Amended and Restated Certificate of Incorporation of Registrant is incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q filed with the Commission on August 5, 2009.

2.2	Second Amended and Restated Bylaws of Registrant are incorporated by reference to Exhibit 3.2 of the Quarterly Report on Form 10-Q filed with the Commission on August 5, 2009.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 21st day of August, 2009.

TRIMAS CORPORATION

By:	/s/ David M. Wathen
David M. Wathen, Chief Executive Officer
(Registrant’s Principal Executive Officer)